77D) Policies with respect to security investments

The following changes to the principal investment strategies of the Goldman Sachs Research Select Fund (the "Fund") were approved by the Board of Trustees of Goldman Sachs Trust at a Special Meeting held on June 25, 2002, and became effective in September 2002.

1) The Fund became an actively managed, research-based portfolio of best ideas based on the fundamental research and portfolio construction capabilities of the investment adviser's value and growth investment teams. The Fund no longer invests in equity securities based on the U.S. Select List maintained by the Goldman Sachs Global Investment Research Division, and has eliminated its policy of seeking to deliver returns that are comparable to the price returns of the U.S. Select List. The U.S. Select List included approximately 25 to 35 corporate issuers and, historically, had consisted primarily of common stocks of relatively large U.S. companies, although the list had not been restricted to those types of companies.

2) The Fund adopted a principal investment strategy of investing at least 80% of its net assets plus borrowings for investment purposes (measured at time of purchase) ("Net Assets") in equity investments selected for their potential to achieve capital appreciation over the long term. The Fund seeks to achieve this investment policy by investing, under normal circumstances, in approximately 40-50 companies that are considered by the investment adviser to be positioned for long-term growth or are positioned as value opportunities which, in the investment adviser's view, have identifiable competitive advantages and whose intrinsic value is not reflected in the stock price. The Fund is able to invest in securities of any capitalization. Although the Fund invests primarily in publicly traded U.S. securities (including securities of foreign issuers that are traded in the United States), it may invest up to 20% of its Net Assets in foreign securities, including securities of issuers in emerging countries and se curities quoted in foreign currencies.